Metalline Mining Company
1330 E. Margaret Avenue
Coeur d’Alene, ID 83815
(208) 665-2002
October 22, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3;
File No. 333-154439;
Accession No. 0001035704-08-000343
Ladies and Gentlemen:
     On October 17, 2008, Metalline Mining Company (the “Company”), filed a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was labeled as a Form S-3ASR.
     The Registration Statement was incorrectly designated as an S-3ASR filing as the Company is not eligible to utilize an automatic shelf registration statement. As such the Registration Statement should have been filed as a Form S-3 using the form type header S-3. The Company plans to re-file the Registration Statement under the correct heading. Accordingly, pursuant to Rule 477 under the Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s shareholders and consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). No securities have been issued or sold under the Registration Statement.
     If you have any questions or comments please call Theresa M. Mehringer, Esq. of Burns, Figa & Will P.C. (303) 796-2626.

Very truly yours, /S/ Robert J. Devers Robert J. Devers Chief Financial Officer Metalline Mining Company